Dear X,

I wanted to take a moment to share an exciting opportunity that has recently come up.

As you may know, I've been working tirelessly on a startup venture called EasySLP. Our team has been passionately building a platform specific to speech-language pathology with the aim of increasing access to healthcare, empowering speech therapists, and consolidating a large and fragmented market. We have recently partnered with KiwiTech as our technology development partner as we continue our growth and expansion.

I'm thrilled to announce that we've reached a pivotal point in our journey where we're seeking additional investment to propel our growth and expand our reach. I truly believe in the potential of what we're building, and I'm reaching out to you, my closest family and friends, to offer you the chance to become a part of this journey with us. In addition to partnering with KiwiTech and their extensive network of investors, I'm going to be launching a Community Round on Wefunder (click on the link to visit our page) to raise capital.

Through this round, we aim to raise $250k. The terms of investing in EasySLP will be done under a SAFE (Simple Agreement for Future Equity) with a valuation cap of $3.35m. For my family and friends, I am able to offer an "early bird" opportunity, with a 20% discount on the valuation cap. This will apply to the first individuals who invest our initial $100k. On April 15, our page will be considered "live", where the general public will have access to invest.

I understand that investing in a startup involves risk, but it also offers the potential for significant returns. If you're interested in learning more about this opportunity or have any questions, please don't hesitate to reach out to me directly at 516-567-0654. I'd be more than happy to provide additional information and discuss how you can be involved. In addition, please share this with anyone I may have missed or forward to your significant other if I did not have their email.

Thank you for considering this opportunity, and I look forward to potentially having you on board as an investor in EasySLP!

Warm regards,

Jessica Mondillo
Founder, EasySLP
MS, CCC-SLP, TSSLD